Exhibit No. 12.1

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31
	2010	2009
Consolidated Companies
Income from continuing operations before income taxes	$609	$563
Interest expense	61	74
Interest factor in rent expense	23	24
Amortization of capitalized interest	4	2

Equity Affiliates
Share of 50%-owned
Income from continuing operations before income taxes	1	0
Interest expense	—	—
Interest factor in rent expense	—	—
Amortization of capitalized interest	—	—
Distributed income of less than 50%-owned	—	—

Earnings	$698	$663

Consolidated Companies
Interest expense	$61	$74
Capitalized interest	4	3
Interest factor in rent expense	23	24

Equity Affiliates
Share of 50%-owned
Interest and capitalized interest	—	—
Interest factor in rent expense	—	—

Fixed Charges	$88	$101

Ratio of earnings to fixed charges	7.93	6.56